VIA EDGAR

October 22, 2014

Tia L. Jenkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        NovaGold Resources Inc.
Form 10-K for the Fiscal Year Ended November 30, 2013
Filed February 12, 2014
Amendment No. 1 to Form 10-K for the Fiscal Year ended November 30, 2013
Filed March 27, 2014
File No. 001-31913

Dear Ms. Jenkins:

Please find below the responses of NovaGold Resources Inc. (the “Company” or “NovaGold”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Gregory A. Lang dated October 15, 2014 (the “Comment Letter”).

For ease of reference, the comments contained in the Comment Letter are reprinted below in bold and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended November 30, 2013
Notes to Consolidated Financial Statements, page 75
Note 2 – Summary of Significant Accounting Policies, page 75
Investments in Affiliates, page 76

1.
We note the financial statements of Galore Creek Partnership are prepared in accordance with IFRS as issued by the IASB and in Canadian Dollars. Please confirm that in accounting for your equity method investment in Galore Creek Partnership that you convert the results into US GAAP and your functional currency. Please also consider expanding your policy disclosure accordingly.

The Company confirms that in accounting for its investment in Galore Creek Partnership it converts and presents reported amounts in accordance with US GAAP and in US Dollars. The Company will consider expanding its accounting policy disclosure in future filings to clarify that the amounts are reported in accordance with US GAAP and in US Dollars.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2013
Exhibits and Financial Statement Schedules, page 41

2.
We note you have not included certifications from your principal executive and principal financial officers. Please amend your filing to include the certifications required by paragraphs (a) and (b) of Exchange Act Rule 13a-14. Please also refer to Item 601 (b)(31) and (32) of Regulation S-K and Exchange Act Rules Compliance and Disclosure Interpretation Question 161.01, which can be found at our website at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

The Company has amended its filing to include the certifications from its principal executive and principal financial officers (Amendment No. 2, filed October 22, 2014).

* * * * *

In connection with responding to the Staff’s questions, the Company is aware of and acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (801) 639-0516 if you have any further comments or questions, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803. Thank you for your assistance with these matters.

Sincerely,

/s/ David A. Ottewell

David A. Ottewell
Vice President and Chief Financial Officer

cc:           Gregory A. Lang, President and Chief Executive Officer
David Deisley, Executive Vice President and General Counsel